Room 4561

	August 16, 2005

Mr. Willem M. Smit
Chief Executive Officer
Playlogic Entertainment, Inc., f/k/a Donar Enterprises, Inc.
c/o Harvard Business Services, Inc.
25 Greystone Manor
Lewes, Delaware 19958

Re:	Playlogic Entertainment, Inc.
	Registration Statement on Form SB-2 filed July 20, 2005
	File No. 333-126721

	Form 10-KSB for the year ended December 31, 2004
	Form 10-QSB for the quarter ended March 31, 2005
	File No. 0-49649

Dear Mr. Smit:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

General

1. Please advise us whether your amended registration statement will also present the financial information for Donar Enterprises, the entity prior to your reverse merger on June 30, 2005 and, if not, please provide us with the basis for not presenting such information.

Selling Stockholders

2. Please revise this section to provide the material terms of all transactions between Donar and/or Playlogic and the selling stockholders within the last three years and to indicate whether any selling securityholder has had any other material relationship with the company within the same period. See Item 507 of Regulation S-B.
In this regard, you should provide disclosure with respect to the transactions in which your selling stockholders acquired the securities that are being registered for resale here, including information regarding the nature, date and value of the issuance transactions.

3. Please disclose the natural persons who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling stockholders that are non-reporting entities.
We note that certain selling stockholders, such as Halter
Financial
Group, do not have such required disclosure. Please see Interpretation I.60 of our July 1997 Manual of Publicly Available Telephone Interpretations and Interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our July 1997 Manual of Publicly Available Telephone Interpretations. Please also refrain from using initials for the first names of your selling stockholders that are individuals.

4. We note that for those entities in which you have disclosed the natural persons who exercise the voting and/or dispositive powers, you state that such natural persons "may be deemed" to exercise voting and investment control. Please advise us of the circumstances in which such natural persons may not be deemed to exercise voting and investment control or, otherwise, revise your disclosure to clearly state their exercise of such control.

5. Please disclose whether any selling securityholder is an affiliate of a registered broker-dealer. If a selling securityholder is an affiliate of a registered broker-dealer, please expand the prospectus disclosure to indicate whether such selling securityholder acquired the securities to be resold in the ordinary course of business. Also indicate whether at the time of the acquisition such selling securityholder had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

Item 16. Exhibits

6. Please file your legality opinion as soon as possible.

Signatures

7. Form SB-2 requires a majority of your board of directors to execute your registration statement. Their signatures appear to be missing from your filing. Please ensure that your registration statement is filed with the necessary signatures. Please see the Instructions to Signatures on Form SB-2 for additional guidance.

Form 10-KSB for the year ended December 31, 2004

Item 8A. Controls and Procedures

8. Your disclosure suggests that your disclosure controls and procedures are effective, but only to the extent of "timely alerting
[your chief executive officer and chief financial officer] to material information relating to [you] required to be included in [y]our Exchange Act reports." This text does not address whether your disclosure controls and procedures, as defined in Rule 13a-15(e)
under the Exchange Act, is effective. Please tell us whether your disclosure controls and procedures are effective. Please also confirm to us that you will consider this comment in preparing future periodic reports.

9. We note your disclosure that "[t]here have been no significant changes in [y]our internal controls or in other factors that could significantly affect internal controls subsequent to the date [you] carried out the evaluation." Please note that Item 308 of Regulation
S-B requires the disclosure of "any" change in your internal controls that occurred "during [your] last fiscal quarter" that has "materially affected, or is reasonably likely to materially affect," your internal controls. In light of the foregoing, please advise us with respect to changes in your internal controls for the quarters ended December 31, 2004 and March 31, 2005. Please also confirm to us that you will consider this comment in preparing future periodic reports.

Form 10-QSB for the quarter ended March 31, 2005

10. We note that you evaluated the effectiveness of your disclosure controls and procedures as of a date within 90 days prior to the filing of your report. The evaluation of your disclosure controls and procedures pursuant to Rule 13a-15(b) under the Exchange Act and
Item 307 of Regulation S-B is to be made as of the end of the period covered by the report. Please tell us whether the applicable executives concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report. Additionally, please confirm to us that you will consider this comment in preparing future periodic reports.

*              *              *              *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange
Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at
(202) 551-3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director

cc:	Via Facsimile

	Paul B. Downs, Esq.
	Alex Gordon, Esq.
	Heller Ehrman LLP
	7 Times Square
	New York, New York 10036
	Telephone: (212) 832-8300
	Facsimile:  (212) 763-7600